333-08704

SECURITIES AND EXCHANGE COMMISSION


02026535

Washington, D.C. 20549



FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Icon plc

(Translation of registrant's name into English)

Leopardstown, South County Business Park, Dublin 18 Ireland

(Address of principal executive offices)

For the month of March, 2002

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  Form 40-F 

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Other Events.

The registrant hereby incorporates by reference the press release attached hereto as Exhibit 99.1 into this report.

Financial Statements and Exhibits.

(c) The following Exhibits are filed as part of this report:

EXHIBIT NO.	DESCRIPTION
99.1	Press Release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ICON Public Limited Company



March 27, 2002
Date

Sean Leech
Chief Financial Officer

ICON reports eleventh consecutive quarter of revenue and income growth (NASDAQ:ICLR)

Highlights - Third Quarter and Year to date 2002

* Third Quarter net revenues increased 33% over the same quarter of last year to $39.6 million and increased 34% on a year-to-date basis, all of which was organic.

* Income from operations increased 67% over the third quarter last year to $4.6 million, and increased 71% in the nine months to February 28, 2002.

* Operating margin increased to 11.7% in the third quarter compared to 9.4% for the third quarter of last year.

* Diluted earnings per share was 29 cents, up 26% on the same quarter last year. Year-to-date diluted earnings per share was 85 cents compared with 67 cents for the comparable period last year, an increase of 27%.

* Over $45 million of net new business awarded.

Dublin, Ireland, March 26, 2002 – ICON plc (NASDAQ: ICLR), a global contract clinical research organisation, which has over 1,550 employees, providing services to the pharmaceutical and biotech industries in 23 locations in 14 countries worldwide, today reported the financial results for its third quarter ended February 28, 2002.

Net revenues for the quarter were $39.6 million, representing a 33% increase over net revenues of $29.7 million for the same quarter last year. Income from operations was $4.6 million which represents an increase of 67% from the $2.8 million reported for the third quarter last year. Operating margin for the quarter was 11.7% compared to 9.4% for the comparable period last year. Net income for the quarter was $3.6 million or 29 cents per share, on a diluted basis, compared with $2.8 million or 23 cents per share for the third quarter last year.

In the nine months to February 28, 2002, net revenues were $113.6 million, representing a 34% increase over net revenues of $84.6 million reported for the first nine months of last year. Operating margin for the nine months to February 28, 2002 was 11.6% compared to 9.1% for the comparable period last year. Net income was $10.4 million or 85 cents per share, on a diluted basis, compared with $7.9 million or 67 cents per share reported for the same period last year.

As of February 28, 2002 the company had net cash, short-term debt and short-term investments of $45.0 million, compared with $46.8 million at November 30, 2001 and $40.8 million at August 31, 2001. Capital expenditure was $1.5 million in the third quarter and $7.2 million year to date

Days Sales outstanding, comprising accounts receivable and unbilled revenue less pa yments on account, were 70 days at February 28, 2002 compared with 68 days at November 30, 2001.

"We are very pleased with the results for the third quarter of fiscal 2002, our eleventh consecutive quarter of revenue and income growth", commented CEO Dr. John Climax. "The strong organic growth and margin enhancement achieved in the first two quarters of fiscal 2002 continued in the third quarter. This consistent performance is a result of our high quality service, the strong base of satisfied clients and the underlying strength of our management team".

Commenting on the outlook for ICON, Dr. Climax said, "With over $45 million of net new business awarded in the quarter and with trends in outsourcing continuing to be positive, we are confident that fiscal 2002 will be another record year for ICON".

The company will hold its third quarter conference call today, March 26, 2002 at 11:00 EST [16:00 GMT / 17:00 CET]. This call and linked slide presentation can be accessed live from our website at http://www.iconclinical.com. A recording will also be available on our website for 90 days following the call. In addition, a calendar of company events, including upcoming conference presentations, is available on our website, under "shareholders services". This calendar will be updated regularly.

The statements made in this Press Release may contain forward -looking statements that involve a number of risks and uncertainties. In addition to the matters described i n this Press Release, the ability to maintain large client contracts or enter into new contracts, maintain client relationships and the ability to manage the opening of new offices, the integration of new business mergers and acquisitions, as well as other risks and uncertainties detailed from time to time in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, may affect the actual results achieved by ICON. ICON disclaims any intent or obligation to update these forward-looking statements.

The financial information represented herein has been prepared in accordance with U.S. GAAP.

Source: ICON plc

Contact : Investor Relations 1-888-381-7923 or
Sean Leech CFO + 353 –1-216-11-00
Both at ICON.

http://www.iconclinical.com

ICON plc

Consolidated Income Statements
(Unaudited)

Three months and Nine months ended February 28, 2002 and 2001
(Dollars, in thousands, except share and per share data)

	Three Months Ended		Nine Months Ended	
	February 28, 2002	February 28, 2001	February 28, 2002	February 28, 2001
Gross Revenue	53,055	38,294	153,356	110,546
Subcontractor costs	13,485	8,560	39,798	25,928
Net Revenue	39,570	29,734	113,558	84,618
Costs and expenses				
Direct costs	20,932	16,192	60,446	46,581
Selling, general and administrative	12,462	9,468	35,550	26,698
Depreciation and amortization	1,538	1,289	4,416	3,635
Total costs and expenses	34,932	26,949	100,412	76,914
Income from operations	4,638	2,785	13,146	7,704
Interest income (net)	285	665	864	1,940
Income before provision of income taxes	4,923	3,450	14,010	9,644
Provision for income taxes	1,325	668	3,625	1,718
Net income	3,598	2,782	10,385	7,926
Net income per ordinary share				
Basic	$0.31	$0.25	$0.90	$0.71
Diluted	$0.29	$0.23	$0.85	$0.67
Weighted average number of ordinary shares				
Basic	11,707,978	11,342,159	11,576,692	11,229,828
Diluted	12,229,874	11,969,546	12,224,383	11,897,677

ICON plc

Summary Balance Sheet Data

February 28, 2002 and May 31, 2001
(Dollars, in thousands)

	February 28, 2002	May 31, 2001
Cash, short term debt and short term investments	44,960	35,855
Accounts receivable	32,713	29,474
Unbilled revenue	24,993	20,508
Payments on account	(18,348)	(11,134)
Total	39,358	38,848
Working Capital	71,333	61,147
Total assets	150,208	128,967
Shareholder's equity	99,697	86,580

Source: ICON plc

Contact: Investor Relations 1-888-381 -7923 or
Sean Leech CFO + 353 1 2161 100
both at ICON.

http://www.iconclinical.com